Primco Management, Inc.

700 Rockaway Turnpike

Suite #400

Lawrence, NY 11559

(855) 774-6261

November 9, 2011

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Telephone: (202) 551-3121

Re:

Withdrawal of Acceleration of Effective Date

Primco Management, Inc.

Registration on Form S-1

File No. 333-173119

Dear Sir or Madam:

We hereby request withdrawal of our acceleration letter dated November 8, 2011.  The letter had requested an effective date of Friday, November 11, 2011 at 3:00 p.m. eastern time or as soon thereafter as possible.

Thank you for you time and consideration in this matter.   Please do not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

Primco Management, Inc.

By: /s/Neal Friedman

    -----------------------

    Neal Friedman

    Chief Executive Officer